Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800

facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

February 17, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Springwater Special Situations Corp.
Draft Registration Statement on Form S-1
Submitted January 25, 2021
CIK No. 0001838000

Ladies and Gentlemen:

On behalf of Springwater Special Situations Corp. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated February 12, 2021, relating to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the response to each comment immediately thereafter.

Draft Registration Statement on Form S-1

Conflicts of Interest, Page 67

1.	If any of the other business relationships listed by your directors and members of management involve another special purpose acquisition corporation, please identify.

We have revised the disclosure on page 68 of the Registration Statement as requested.

Securities and Exchange Commission

February 17, 2021

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant